February 14, 2013

Via Edgar

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	New Residential Investment Corp.
Form 10
Filed on January 7, 2013
File No. 001-35777

Dear Ms. Barros:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 31, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10 (001-35777) that was filed on January 7, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the January 7, 2013 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

General

1.	We have reviewed your response to comments 1 and 11 of our letter dated November 9, 2012. We will continue to monitor future amendments for responses to these comments.

The Company affirms its prior responses regarding its repurchase agreements and the acquisition of Agency RMBS. The Company will update its disclosure when and if it enters into repurchase agreements that are intended to remain in place following the separation. The Company will also provide disclosure of relevant portfolio information for the Agency RMBS that it agrees to acquire.

Summary, page 1

Emerging Growth Company Status, page 15

2.	We note that as an emerging growth company you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). Please include a statement that the election is irrevocable.

In response to the Staff’s request, the Company has expanded its disclosure to include a statement that its election to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. This expanded disclosure is included on page 15 of the Information Statement and is set forth below for ease of reference.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

RMBS, page 74

3.	You disclose that for certain securities that represent beneficial interests in securitized financial assets, whenever there is a probable adverse change in the timing or amounts of estimated cash flows of a security from the cash flows previously projected, an other-than-temporary impairment will be deemed to have occurred. Please clarify if you currently hold and/or the circumstances under which you may hold such securities.

The Company has expanded its disclosure to clarify that its non-Agency RMBS represent beneficial interests in securitized financial assets. This expanded disclosure is included on page 77 of the Information Statement and is set forth below for ease of reference.

Also, for certain securities that represent beneficial interests in securitized financial assets, whenever there is a probable adverse change in the timing or amounts of estimated cash flows of a security from the cash flows previously projected, an other-than-temporary impairment will be deemed to have occurred. All of our non-Agency RMBS fall within the definition of beneficial interests in securitized financial assets.

Investment Consolidation, page 75

4.	We note that your investments in non-Agency RMBS may be deemed to be variable interests in VIEs. Please discuss the circumstances under which you believe RMBS would constitute a variable interest, as well as the applicability to RMBS currently held.

The Company has expanded its disclosure to clarify that its investments in non-Agency RMBS are variable interests. This analysis takes into account (i) the nature of the risks in the securitization entity, (ii) the purpose for which the securitization entity was created and (iii) the variability the entity is designed to create and pass along to the holders of the interests it issues. The Company has also expanded its disclosure of the analysis it conducts to determine whether to consolidate the securitization entities. This expanded disclosure is included on page 78 of the Information Statement and is set forth below for ease of reference.

Our investments in non-Agency RMBS are variable interests. We monitor these investments and analyze the potential need to consolidate the related securitization entities pursuant to the VIE consolidation requirements. These analyses require considerable judgment in determining whether an entity is a VIE and determining the primary beneficiary of a VIE since they involve subjective determinations of significance, with respect to both power and economics. The result could be the consolidation of an entity that otherwise would not have been consolidated or the de-consolidation of an entity that otherwise would have been consolidated.

We have not consolidated the securitization entities that issued our non-Agency RMBS. This determination is based, in part, on our assessment that we do not have the power to direct the activities that most significantly impact the economic performance of these entities, such as through ownership of a majority of the currently controlling class. In addition, we are not obligated to provide, and have not provided, any financial support to these entities.

Initial Portfolio, page 76

5.	We note that you have presented the terms of your completed investments in Excess MSRs and the collateral characteristics of the loans underlying those investments as of September 30, 2012. We also note the co-investment in Excess MSRs made on January 4, 2013 as well as an agreed upon co-investment in Excess MSRs made on January 6, 2013. Since these investments are part of your Initial Portfolio and you have included them in your pro forma assets throughout your document, please revise the disclosure of your portfolio terms and characteristics to include these additional investments or tell us your basis for excluding them. Also, since it appears that those investments are through equity method investments, please present the portfolio information separately or clearly distinguish from your other consolidated portfolio assets.

In response to the Staff’s request, the Company has expanded its disclosure of the terms and characteristics of its initial portfolio of Excess MSRs to include investments made since September 30, 2012. In addition, the Company has endeavored to make clear in this disclosure that these investments, unlike those prior to September 30, 2012, are structured as investments in equity method investees. This disclosure is included in the tables on pages 8, 80, 82, 102 and 104 of the Information Statement. For ease of reference, these tables are also included in Annex A hereto.

Excess MSRs, page 76

6.	Please clarify in your disclosure that refinanced (or recaptured) loans, rather than just the loans from in the original portfolios, are also subject to Recapture Agreements to which you are entitled to a proportion of the Excess MSRs as detailed in your response to comment 13 from our letter dated November 9, 2012.

In response to the Staff’s request, the Company has expanded its disclosure to clarify that refinanced (or “recaptured”) loans are also subject to the Recapture Agreements. This expanded disclosure is included on pages 6, 7-8, 80, 88, 100 and 102 of the Information Statement and is set forth below for ease of reference.

Under the recapture agreements, we are generally entitled to a pro rata interest in the Excess MSRs on any initial or subsequent refinancing by Nationstar of a loan in the original portfolio. In other words, we are generally entitled to a pro rata interest in the Excess MSRs on both (i) a loan resulting from a refinancing by Nationstar of a loan in the original portfolio, and (ii) a loan resulting from a refinancing by Nationstar of a previously recaptured loan.

Business, page 90

Our Strengths, page 95

7.	We have reviewed your response to comment 4 of our letter dated November 9, 2012. Please provide greater detail on the performance of your existing investments that provided the basis for management’s expectation that your portfolio may generate returns on invested equity that average in the mid-teens.

In response to the Staff’s request, the Company has expanded its disclosure to provide greater detail on the performance of its existing investments that provided the basis for management’s expectation that the Company’s portfolio may generate returns on invested equity that average in the mid-teens. This expanded disclosure is included on pages 6 and 100 of the Information Statement and is set forth below for ease of reference.

We target returns on invested equity that average in the mid-teens. We believe these returns are attainable given the performance of our existing investments to date and based on market dynamics that we believe will foster significant opportunities to invest in additional residential real estate assets at similar returns. For example, our underwriting assumptions projected a weighted average internal rate of return (“IRR”) of 18% for the Excess MSRs we owned as of September 30, 2012, and this portfolio has performed better than our underwriting assumptions. We believe that various market dynamics, including the current low-

interest rate environment, a supply-demand imbalance for investments in Excess MSRs, and barriers to entry with respect to this asset class, support our target returns. However, the returns of individual assets, as well as different asset classes, will vary, and there can be no assurance that any of our assets, or our portfolio as a whole, will generate target returns. In addition, our ability to achieve target returns on our RMBS, and potentially other assets, depends in part on the use of leverage and our ability to quickly deploy the proceeds of any financing at attractive returns. There can be no assurance that we will be able to secure financing on favorable terms, or at all. In addition, there can be no assurance that we will be able to source, or quickly complete, attractive investments for which the proceeds of any such financing could be used.

Unaudited Pro Forma Financial Information, page F-2

8.	We note your responses to comments 20 and 21 from our letter dated November 9, 2012 and await the presentation of New Residential’s new equity structure and pro forma per share information in the pro forma financial statements.

The Company affirms its prior responses regarding its intention to present (i) pro forma information reflecting the impact of the spin-off on the Company’s capital structure and (ii) pro forma per share data, in each case once the distribution ratio has been determined. With respect to the impact of the spin-off on the Company’s capital structure, the Company has included line items for common shares and additional paid in capital in the unaudited pro forma condensed consolidated balance sheet as of September 30, 2012 on page F-3.

9.	Please address the following additional items regarding your pro forma financial statements:

•

You state that the unaudited pro forma condensed consolidated statements of operations exclude each of the investments in an equity method investee since the impact will depend on future returns which are based on various assumptions which could prove to be incorrect. Please further explain to us your basis for excluding from the pro forma statements of operations;

•

You disclose on page 120 that you expect Newcastle stock-based awards held by your Manager, directors, officers, and employees of your Manager will be equitably adjusted to become separate awards relating to both Newcastle’s common stock and your common stock. Please tell us how you considered these awards when presenting your pro forma financial statements and footnotes; and

•

Please expand your disclosure to state your accounting policy for equity method investments and how you determined that you should account for the transactions in January 2013 using the equity method. Cite the relevant accounting guidance in your response.

The Company respectfully informs the Staff of its responses to each of the comments above:

•

The Company’s pro forma statements of operations do not reflect the operations of the Company’s investments in Excess MSRs through equity method investees because the inclusion of the operations would not be factually supportable. The historical results for the acquired Excess MSRs are not available. The results are not available for two reasons. First, prior to being acquired by the Company, the Excess MSRs and the basic fee component of the related MSRs were owned by the same person. As a result, the previous owner did not record the asset in a manner consistent with that required by the current ownership structure, where Nationstar owns the basic fee component of the MSR and the Company owns an interest in the Excess MSR. Second, the composition of the loan pool underlying the Excess MSRs as of the date of the Company’s acquisition necessarily differs from the composition of the pool during the period covered by the pro forma statement of operations, as a result of origination and prepayment activity during and subsequent to such period. In other words, some of the acquired Excess MSRs may have been in existence for only a portion of the period in question.

•

The Company reflected an equitable adjustment of Newcastle stock-based awards in the pro forma presentation of its diluted earnings per share and weighted average diluted shares. Since the Newcastle awards will be adjusted on a pro rata basis, the Company estimated their dilutive impact based on the number of diluted shares at Newcastle for the historical periods presented. As the Company notes on page F-7 of the Information Statement, the actual dilutive impact will depend on various factors, including the future trading price of the New Residential shares.

•

In response to the Staff’s request, the Company has expanded its disclosure to describe (a) its accounting policy for equity method investments and (b) how it determined that it should account for the transactions in January 2013 using the equity method. This expanded disclosure is included on page F-4 of the Information Statement and is set forth below for ease of reference.

New Residential accounts for its interests in entities over which it exercises significant influence, but with respect to which the requirements for consolidation are not met, as investments in equity method investees. Pursuant to ASC 825-10-25, New Residential has elected to measure its investments in equity method investees at fair value. The equity method investees have also elected to measure their investments in Excess MSRs at fair value pursuant to ASC 825-10-25.

Note 7. Fair Value of Financial Instruments, page F-22

10.	We note your response to comment 23 from our letter dated November 9, 2012. Please provide additional narrative disclosure to discuss how the valuation of Excess MSRs differs from the valuation of the Recapture Agreements. Based upon the disclosure in Note 4, it appears that you separately track and evaluate the fair value of these two types of financial assets. Discuss why the assumptions are different between the two types of financial assets and also why the assumptions are the same, when applicable. In addition, please expand your disclosure regarding the basis for using a projected recapture rate of 35% in your valuations. You note that the rate is based on recent actual average recapture rates experienced by Nationstar on similar mortgage loan pools; please clarify what is meant by “recent” and why you believe the historical time period you used is most appropriate.

The Company has expanded its disclosure to provide additional narrative disclosure on the valuation of Excess MSRs. This expanded disclosure is included on pages F-24 - F-25 of the Information Statement and is set forth below for ease of reference.

New Residential uses the criteria set forth below to determine the significant inputs required to value its Excess MSRs and Recapture Agreements:

•

Prepayment Speed: Prepayment speed projections are in the form of a “vector” that varies over the expected life of the pool. The prepayment vector specifies the percentage of the collateral balance that is expected to prepay voluntarily (i.e., pay off) and involuntarily (i.e., default) at each point in the future. The prepayment vector is based on assumptions that reflect factors such as the borrower’s FICO score, loan-to-value ratio, debt-to-income ratio, vintage on a loan level basis, as well as the projected effect on loans eligible for the Home Affordable Refinance Program 2.0 (“HARP 2.0”). Management considers collateral-specific prepayment experience when determining this vector. For the Recapture Agreements and recaptured loans, New Residential also considers industry research on the prepayment experience of similar loan pools (i.e., loan pools composed of refinanced loans). This data is obtained from remittance reports, market data services and other market sources.

•

Delinquency Rates: Delinquency rates are based on the recent pool-specific experience of loans that missed their most recent mortgage payments. For the Recapture Agreements and recaptured loans, delinquency rates are based on the experience of similar loan pools recently originated by Nationstar and recent delinquency experience. Additional consideration is given to loans that are expected to become 30 or more days delinquent.

•

Recapture Rates: Recapture rates are based on actual average recapture rates experienced by Nationstar on similar mortgage loan pools. Generally, New Residential looks to one year worth of actual recapture rates, which management believes provides a reasonable sample for projecting future recapture rates while taking into account current market conditions.

•

Excess Mortgage Servicing Amount: For existing mortgage pools, excess mortgage servicing amount projections are based on the actual total mortgage servicing amount in excess of a basic fee. For loans expected to be refinanced by Nationstar and subject to a Recapture Agreement, New Residential considers the excess mortgage servicing amount on loans recently originated by Nationstar and other general market considerations.

•	Discount Rate: The discount rates New Residential uses are derived from market data on pricing of mortgage servicing rights backed by similar collateral.

New Residential uses different prepayment and delinquency assumptions in valuing the Excess MSRs relating to the original loan pools, the Recapture Agreements and the Excess MSRs relating to recaptured loans. The prepayment speed and delinquency rate assumptions differ because of differences in the collateral characteristics, eligibility for the Home Affordable Refinance Program 2.0 (“HARP 2.0”) and expected borrower behavior for original loans and loans which have been refinanced. New Residential uses the same assumptions for recapture and discount rates when valuing Excess MSRs and Recapture Agreement. These assumptions are based on historical recapture experience and market pricing.

* * *

In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

Annex A

Summary of Excess MSR Investments made through Equity Method Investees Subsequent to September 30, 2012
	Investment Date	UPB (bn)[1]	Loan type[2]	MSR Component			Excess MSR
				MSR (bps)		Excess MSR (bps)		Commitment (mm)
Transaction 1	01/2013	215	GSE/PLS/GM	33	bps	14	bps	$340	[3]
Transaction 2	01/2013	13	GM	40		25		$27

Total/Weighted Avg.		228		33	bps	14	bps	$367

(1)	As of November 30, 2012
(2)	“GSE” refers to loans in Fannie Mae of Freddie Mac securitizations. “PLS” refers to loans in private label securitizations. “GM” refers to loans in Ginnie Mae securitizations.
(3)	The actual amount invested will be based on the UPB at the time of close.

The following table summarizes the collateral characteristics as of November 30, 2012 of the loans underlying the Excess MSR investments made through equity method investees subsequent to September 30, 2012.

	Collateral Characteristics
	Unpaid Principal Balance (bn)	Number of Loans	WA Original FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)	Uncollected Payments (C)	Delinq- uency 30 Days (C)	Delinq- uency 60 Days (C)	Delinq- uency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy	1 Month CPR (D)		1 Month CRR (E)		1 Month CDR (F)
Transaction 1	$215	1,347,233	704	5.3%	286	71	32.2%	20.4%	3.6%	1.5%	13.5%	7.5%	0.6%	3.9%	N/A	(G)	N/A	(G)	N/A	(G)
Transaction 2	13	87,207	674	5.6%	316	43	0.0%	11.0%	6.7%	2.2%	5.7%	1.8%	0.0%	1.9%	14.1%		0.1%		14.1%

Total/Weighted Avg	$228	1,434,440	702	5.3%	288	70	30.4%	19.9%	3.7%	1.5%	13.1%	7.2%	0.6%	3.8%	N/A	(G)	N/A	(G)	N/A	(G)

(A)	WA original FICO score represents the FICO score at the time the loan was originated.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or more than 90 days, respectively.
(D)	Constant prepayment rate represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments during the month as a percentage of the total principal balance of the pool.
(G)	Data not available due to changes in the composition of the loan pools underlying the Excess MSRs between October and November 2012.